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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2210 MAIN ST. PENTHOUSE
(No. and Street)

RECEIVED FEB 28 2002

SANTA MONICE, CA 90405
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DOHERTY (310) 581-4284
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT T. HIGASHI
(Name — *if individual, state last, first, middle name*)

8332 1/2 MELROSE AVE. LOS ANGELES, CA 90069
(Address) (City) (State) Zip Code)

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, ROBERT T. HIGASHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY & COMPANY, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn to before me this 27th day of February, 2002

Notary Public

Notary Public

Signature

President CPA

Title


TATIANA JANASHVILI
COMM. # 1255159
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MARCH 27, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Supplemental Report to Annual Audit Report Form X-17A-5
Pursuant to Securities and Exchange Commission(SEC) Rule 17a-5(d)

There were no material inadequacies based upon our audit of Doherty & Company, LLC for the period January 1, 2001 to December 31, 2001.

DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

Doherty & Co., LLC
Report of Independent Accountants

To Doherty & Co., LLC

In our opinion, the accompanying balance sheet and the related statement of income and of members' capital and of cash flows present fairly, in all material respects, the financial position of Doherty & Company, LLC at December 31, 2001 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Robert T. Higashi, An Accountancy Corporation

Robert T. Higashi, An Accountancy Corporation
February 25, 2002

CERTIFIED PUBLIC ACCOUNTANTS
8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069-5420 TEL (323) 655-7010 FAX (323) 655-7016 rthcorp@aol.com

DOHERTY & CO., LLC

CONTENTS

Balance Sheet 1

Statement of Changes in Members' Capital Accounts 1

Statement of Income 2

Statement of Cash Flows 3

Computation of Net Capital 4

Computation of Basic Net Capital Requirement 4

Computation for Determination of Reserve Requirement Pursuant to
Rule 15c3-3 5

Reconciliation of the Computation of Net Capital Pursuant to
Rule 15c3-3 6

Notes to the Financial Statements . . . . 7 to 10

Doherty & Co., LLC
Balance Sheet
December 31, 2001

	Notes	2001
Assets		
Current Assets:		
Cash and cash equivalents	B	32,103
Prepaid Expenses	B	20,066
Total current assets		52,169
Investments	B,E	44,015
Property and equipment, net	B,C	90,764
Organization Costs, net	B,C	17,229
Security Deposit	D	15,400
Other Asset		15,000
Total assets		234,577
Liabilities and Members' Capital		
Current Liabilities:		
Accounts Payable	B	1,329
Salaries Payable	B	0
Payroll Taxes Payable	B	0
Income Tax Payable	B	0
Total current liabilities		1,329
Total Members' Capital	F	233,248
Total Liabilities and Members' Capital		234,577

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2001

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2001	15,180,825	151,549	**15,332,374**
Partner contributions	709,640	0	**709,640**
Less: Capital withdrawals	(1,500)	0	**(1,500)**
Balance before profits and personal drawings	15,888,965	151,549	**16,040,514**
Loss for year	(799,193)	(8,073)	**(807,266)**
Unrealized Loss(Note G)	(14,751,000)	(149,000)	**(14,900,000)**
Realized Loss(Note G)	(99,000)	(1,000)	**(100,000)**
Members' Capital, December 31, 2001	**239,772**	**(6,524)**	**233,248**
Ownership Percentages, December 31, 2000	**99%**	**1%**	

MEMBER A	**Michael Doherty**
MEMBER B	**Wendy Doherty**

Subject to Notes to Financial Statement

Doherty & Co., LLC
Statement of Income
For the Year Ended December 31, 2001

	Notes	
Revenue:		
Private Placement Fees	B	0
Reimbursed Expenses	B	13,534
Total Revenue		13,534
Operating Expenses:		
Operating Expenses	H	823,181
Total Operating Expenses		823,181
Operating Loss		(809,647)
Interest Income		2,381
Income before income taxes		(807,266)
Provision for income taxes	B	0
Net Loss		(807,266)

Subject to Notes to Financial Statement

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2001

Cash flow from operating activities:	
Net Loss	**(807,266)**
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation	**23,120**
Provision for taxes	**0**
Amortization-Organization Costs	**7,870**
Other changes that(used) provided cash:	
Prepaid expenses	**(11,078)**
Other assets	**(44,015)**
Accounts payable	**(1,808)**
Salaries & payroll tax payable	**(19,784)**
Net cash provided from operating activities	**(852,961)**
Cash flow from investing activities:	
Payments for property and equipment	**(29,260)**
Net cash used in investing activities	**(29,260)**
Cash flow from financing activities:	
Member contributions	**709,640**
Member capital draws	**(1,500)**
Net cash used in financing activities	**708,140**
Net change in cash and cash equivalents	**(174,081)**
Cash and cash equivalents at January 1, 2001	**206,184**
Cash and cash equivalents at December 31, 2001	**32,103**

Doherty & Co., LLC
Computation of Net Capital
As of December 31, 2001

1. Total ownership equity from Balance Sheet	**233,248**
2. Deduct ownership equity not allowable for Net Capital:	
Unrealized gain from non-marketable common stock	**0**
3. Total ownership equity qualified for Net Capital	**233,248**
4. Add:	
A.Liabilities subordinated to claims of general creditors allowable in computation of net capital	**0**
B. Other(deductions) or allowable credits(List):	**0**
5. Total capital and allowable subordinated liabilities	**233,248**
6. Deductions and/or charges:	
A. Total nonallowable assets from Balance Sheet	**202,474**
B. Secured demand note deficiency	**0**
C. Commodity futures contracts and spot commodities	**0**
D. Other deductions and/or credits	**0**
7. Other additions and /or credits	**0**
8. Net capital before haircuts on securities positions	**30,774**
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	**0**
B. Subordinated securities borrowings	**0**
C. Trading and investment securities:	
1. Exempted securities	**0**
2. Debt securities	**0**
3. Options	**0**
4. Other securities	**0**
D. Undue Concentration	**0**
E. Other(List)	**0**
10. Net Capital	**30,774**

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2001

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	**89**
12. Minimum dollar net capital requirement of reporting broker or dealer	**5,000**
13. Net Capital requirement (greater of line 11 or 12)	**5,000**
14. Excess net capital (line 10 less 13)	**25,774**
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	**30,641**

Subject to Notes to Financial Statement

Doherty & Co., LLC
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
As of December 31, 2001

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10.Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11.Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12.Failed to deliver of customers' securities not older than 30 calendar days		0
13.Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14.Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

Subject to Notes to Financial Statement

Doherty & Co., LLC
Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/01 vs. Audit Report as of 12/31/01)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2001	**32,103**
Computation of Net Capital Per Audit Report as of December 31, 2001	**30,774**
Difference	**1,329**

Explanation of Difference:
Audit adjustments made as of December 31, 2001 as follows:

1) Additional accrued liabilities recorded as of December 31, 2001	**1,329**
Total net adjustment per audit report	

Subject to Notes to Financial Statement

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2001

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments

The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations

Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition

The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes

Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2001. No tax is due to the Internal Revenue Service for calendar year 2001. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization

Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2001

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Comprehensive Income

In the first quarter of calendar year 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. In the Company's case, the other changes in equity included in comprehensive income comprise unrealized gains and losses on other available-for-sale investment in common stock. The adoption of SFAS 130 had no impact on the Company's income statement for December 31, 2000 and 2001.

C. Property, Equipment and Organization Costs

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	82,347
Office Furniture and Fixtures	42,651
	124,998
Less: accumulated depreciation	(34,234)
	90,764
Organization Costs	32,808
Less: accumulated amortization	(15,579)
	17,229

D. Building Leases

The Company leases two office spaces. Both leases are for a period of 12 months expiring in August and September of 2001. The monthly office lease payments for the main office and adjacent office are $6,500 and $1,200, respectively. The adjacent office lease was terminated in January 2002.

E. Investments

Available-for-sale Securities :

Common Stock

The Company owns 10,000,000 shares of common stock in IPAXS, a privately held company. The last round of financing on the second offering of the private placement closed September 19, 2000. The market value based on valuation models established by IPAXS was $1.50 per share as of December 31, 2000. However, the company, IPAXS, filed for Chapter 11 Bankruptcy in January 2002. The investment in IPAXS was declared worthless as of December 31, 2001 and a realized loss in the amount of $100,000 is stated in Members' Equity. The unrealized gain in the amount of $ 14,900,000 reported on the December 31, 2000 financial statement was reversed on the December 31, 2001 financial statement and recorded as an unrealized loss on the Statement of Changes in Members Capital Accounts.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2000

E. Investments(Continued):

Warrants

The Company currently owns 282,433 purchase warrants for common stock in IPAXS. The warrants have an exercise price equal to $1.50 per share and a five year term from September 19, 2000. The warrants were declared worthless as of December 31, 2001 based upon the Chapter 11 Bankruptcy filed by IPAXS in January 2002.

F. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2000 and 2001.the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

G. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000 and 2001. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

The components of comprehensive income(loss) are as follows:	
Net Loss	(807,266)
Other comprehensive income(loss):	
Realized loss on investment in common stock	(100,000)
Total comprehensive income(loss)	(907,266)

H. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2001.

I. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2001.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2001

J. Supplementary Information - Operating Expenses:

	2001
Accounting Fees	20,576
Advertising	4,854
Amortization	7,870
Automotive Expense	13,657
Bank Charges	138
Computer Expense	2,158
Consulting Fees	87,305
Continuing Education	282
Depreciation	23,120
Dues & Subscriptions	1,933
Equipment Rental	3,577
Entertainment	20,733
Filing Fees and Registration	13,500
Insurance Expense	33,338
Interest Expense	1,085
Legal Fees	16,306
Office Expense	12,936
Payroll Tax Expense	14,285
Payroll Processing	1,798
Promotional	1,951
Rent	92,239
Repairs & Maintenance	5,590
Salaries and Wages	278,589
Shipping & Postage	7,598
Tax & License	8,047
Telephone	46,036
Travel	100,454
Utilities	3,226
Total Operating Expenses	**823,181**